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                            January 6, 2022

       Jack Kong
       Chairman
       Nano Labs Ltd
       30th Floor Dikaiyinzuo
       No. 29, East Jiefang Road
       Hangzhou, Zhejiang
       People's Republic of China

                                                        Re: Nano Labs Ltd.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted December
23, 2021
                                                            File No. 377-05474

       Dear Mr. Kong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2021 letter.

       Confidential Draft Registration Statement on Form F-1 submitted December 23, 2021

       General

   1. Please disclose on your cover page and in your summary whether your auditor is subject to the determinations
announced by the PCAOB on December 16, 2021. Also disclose
                                                        this matter in your
risk factors and that the PCAOB has issued its report notifying the
                                                        Commission of its
determination that it is unable to inspect or investigate completely accounting firms
headquartered in mainland China or Hong Kong.

                                                        You may contact Effie
Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have
 Jack Kong
Nano Labs Ltd
January 6, 2022
Page 2

questions regarding comments on the financial statements and related matters. Please contact
Erin Donahue at 202-551-6001 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameJack Kong
                                                          Division of
Corporation Finance
Comapany NameNano Labs Ltd
                                                          Office of
Manufacturing
January 6, 2022 Page 2
cc:       Dan Ouyang
FirstName LastName